REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of January 9, 2003 among Nortek Holdings, Inc., a Delaware corporation (the **"Company"**), Nortek Inc., a Delaware corporation (**"Nortek"**), Kelso Investment Associates VI, L.P., a Delaware limited partnership (**"KIA VI"**), Kelso Nortek Investors, LLC, a Delaware limited liability company ("Kelso Nortek Investors"), KEP VI, LLC, a Delaware limited liability company (**"KEP VI"**, and, together with KIA VI and Kelso Nortek Investors, the **"Kelso Parties"**), the Third Party Investors (as defined in the Stockholders Agreement (as defined below)), and those employees of the Company or its subsidiaries listed on Schedule 1 hereto (collectively, the **"Management Stockholders"**). The Kelso Parties, the Third Party Investors and the Management Stockholder are hereinafter referred to collectively as the **"Stockholders."** Capitalized terms used herein without definition are defined in Section 10.

WHEREAS, the Stockholders have purchased or, simultaneously with the execution of this Agreement, are purchasing shares of Company Stock;

WHEREAS, concurrently with the execution of this Agreement, the Company, the Kelso Parties, the Management Stockholders and the Third Party Investors are entering into a stockholders agreement to which this Agreement is attached as Exhibit A thereto (the **"Stockholders Agreement"**); and

WHEREAS, the parties hereto wish to set forth certain rights and obligations with respect to the registration of the shares of Common Stock under the Securities Act.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

1.   Registrations Upon Request.

1.1   Requests by the Kelso Parties.

(a)   At any time, the Kelso Parties, on behalf of the Kelso Group (as defined in the Stockholders Agreement), shall have the right to make up to six (6) separate requests that the Company effect the registration (which may at the option of the Kelso Parties be effected as a "shelf registration") under the Securities Act of the offer and sale of all or a portion of the Registrable Securities owned by members of the Kelso Group, each such request to specify the intended method or methods of disposition thereof; provided, however, that the Company shall not be required to effect a registration relating to an underwritten offering pursuant to this Section 1.1 until a period of 120 days shall have elapsed from the effective date of the most recent registration relating to an underwritten offering. A request made by the Kelso Parties shall not be counted for purposes of the request limitations set forth above: (a) if the Kelso Parties, on behalf of the Kelso Group, determine in their good faith judgment to withdraw the proposed registration of the offer and sale of any Registrable Securities requested to be registered pursuant to this Section 1.1 due to marketing or regulatory reasons; (b) the registration statement relating to any such request is not declared effective within 90 days of the date such registration statement is first filed with the Commission; (c) if, within 180 days after the registration relating to any such request has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the reasonable satisfaction of the Kelso Parties within 30 days after the occurrence of any such interference; (d) if more than 10% of the Registrable Securities requested by the Kelso Parties to be included in the registration are not so included pursuant to Section 1.5; or (e) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such request are not satisfied (other than as a result of a default or breach thereunder by the Kelso Group). Upon any such request, the Company will promptly, but in any event within 15 days of such request, give written notice of such request to all holders of Registrable Securities and thereupon the Company will, subject to Section 1.5, use its best efforts to effect the prompt registration under the Securities Act of:

(i) the offer and sale of the Registrable Securities which the Company has been so requested to register by the Kelso Parties on behalf of the Kelso Group; and

(ii) the offer and sale of all other Registrable Securities which the Company has been requested to register by the holders thereof by written request given to the Company by such holders within 15 days after the giving of such written notice by the Company to such holders,

all to the extent required to permit the disposition of the Registrable Securities so to be registered in accordance with the intended method or methods of disposition of the Kelso Group.

(b) Notwithstanding the foregoing, if the Company shall at any time furnish to each proposed seller of Registrable Securities a certificate signed by the President of the Company stating that the Company has pending or in process a material transaction (including a financing transaction), the disclosure of which would, in the good faith judgment of the Board, materially and adversely affect the Company, the Company may defer the filing (but not the preparation) of a registration statement to be filed pursuant to this Section 1.1 for up to 60 days (but the Company shall use its best efforts to complete the transaction and file the registration statement as soon as possible).

1.2   Request by Richard L. Bready.

(a) Following the later of (i) such time as Richard L. Bready ("RLB") ceases to be CEO (as defined in the Stockholders Agreement) and (ii) the one year anniversary of an IPO (as defined in the Stockholders Agreement), RLB shall have the right to make two requests that the Company effect the registration under the Securities Act of the offer and sale of all or a portion of the Registrable Securities owned by him, such request to specify the intended method or methods of disposition thereof; provided, however, that the Company shall not be required to effect a registration relating to an underwritten offering pursuant to this Section 1.2 until a period of 120 days shall have elapsed from the effective date of the most recent registration relating to an underwritten offering; provided, further, that the RLB shall not be entitled to have such registration effected by means of a "shelf" registration unless the effectiveness of such "shelf" registration is limited in duration to 180 days; provided further, that, at any time when the fair market value of the Common Stock and all options held by RLB in the aggregate falls below $20 million (such fair market value to be based on the average of the closing prices of the Common Stock on any exchange on which the Common Stock is listed or on NASDAQ for the 10 trading days preceding any date of determination and to take into account the exercise price of options), RLB shall not have the right to request the registration of the offer and sale of such Registrable Securities if such registration is not required under the Securities Act to permit the immediate disposition of all such shares on any exchange on which the Common Stock is listed or on NASDAQ. A request made by RLB shall not be counted for purposes of the request limitation set forth above: (a) if RLB determines in his good faith judgment to withdraw the proposed registration of the offer and sale of any Registrable Securities requested to be registered pursuant to this Section 1.2 due to marketing or regulatory reasons; (b) the registration statement relating to any such request is not declared effective within 90 days of the date such registration statement is first filed with the Commission; (c) if, within 180 days after the registration relating to any such request has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to RLB's reasonable satisfaction within 30 days after the occurrence of any such interference; (d) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such request are not satisfied (other than as a result of a default or breach thereunder by RLB); or (e) if more than 10% of the Registrable Securities requested by RLB to be included in the registration are not so included pursuant to Section 1.5. Upon any such request, the Company will promptly, but in any event within 15 days of such request, give written notice of such request to all holders of Registrable Securities and thereupon the Company will, subject to Section 1.5, use its best efforts to effect the prompt registration under the Securities Act of:

(i)   the offer and sale of the Registrable Securities which the Company has been so requested to register by RLB, and

(ii)   the offer and sale of all other Registrable Securities which the Company has been requested to register by the holders thereof by written request given to the Company by such holders within 15 days after the giving of such written notice by the Company to such holders, all to the extent required to permit the disposition of the Registrable Securities so to be registered in accordance with the intended method or methods of disposition of RLB; provided, however, that RLB shall not be entitled to have such registration effected by means of a "shelf" registration unless the effectiveness of such "shelf" registration is limited in duration to 180 days.

(b)   Notwithstanding the foregoing, if the Company shall at any time furnish to each proposed seller of Registrable Securities a certificate signed by the President of the Company stating that the Company has pending or in process a material transaction (including a financing transaction), the disclosure of which would, in the good faith judgment of the Board, materially and adversely affect the Company, the Company may defer the filing (but not the preparation) of a registration statement to be filed pursuant to this Section 1.2 for up to 60 days (but the Company shall use its best efforts to complete the transaction and file the registration statement as soon as possible).

(c)   Any rights exercisable by the Management Stockholders under this Agreement shall be exercisable solely by a majority in interest of the Management Stockholders; provided, however, that so long as RLB is CEO, any rights exercisable by Management Stockholders shall be exercisable solely by RLB on their behalf, unless the Company consents otherwise. The Company shall be entitled to deal exclusively with the party or parties having the right to act on behalf of the Management Stockholders at any given time and to rely on such party's or parties' consent, waiver or other action as the consent, waiver or other action of all of the Management Stockholders.

1.3   Registration Statement Form. A registration requested pursuant to Sections 1.1 or 1.2 shall be effected by the filing of a registration statement on a form determined by the Company; provided that S-1 type information may be included therein if the managing underwriter states in writing that it believes that it would be beneficial for the marketing of the offering.

1.4   Expenses. The Company will pay all Registration Expenses in connection with any registration requested under Section 1.1 or 1.2, including the reasonable fees and expenses of one counsel selected by the Management Stockholders by a majority vote (and reasonably acceptable to the Company) to represent the Management Stockholders and the Third Party Investors; provided, however, that if such counsel has a conflict of interest that would prevent such counsel from representing both the Management Stockholders and the Third Party Investors, then the Company shall pay all Registration Expenses in connection with any registration requested under Section 1.1 or 1.2, including the reasonable fees and expenses of one counsel selected by the Management Stockholders by a majority vote (and reasonably acceptable to the Company) to represent the Management Stockholders and one counsel selected by the Third Party Investors by a majority vote (and reasonably acceptable to the Company) to represent the Third Party Investors; provided, further, that each seller of Registrable Securities shall pay all Registration Expenses to the extent required to be paid by such seller under applicable law and all underwriting discounts and commissions and transfer taxes, if any.

1.5   Priority in Demand Registrations. If a registration pursuant to Section 1.1 or 1.2 involves an underwritten offering, and the managing underwriter (or, in the case of an offering which is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing (with a copy to each Person requesting registration of the offer and sale of Registrable Securities) that, in its opinion, the number of securities requested and otherwise proposed to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the offering price, the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering without such material adverse effect, first, the Registrable Securities of the Kelso Group, the Third Party Investors and the Management Stockholders on a pro rata basis (based on the number of shares of Registrable Securities owned by each such Stockholder), and second, the securities, if any, being sold by the Company. Notwithstanding the foregoing, the Management Stockholders (and any successor managers of the Company and its subsidiaries) will not be entitled to participate in any such registration requested by the Kelso Parties to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) shall determine in good faith and in writing (with a copy to each affected Person requesting registration of Registrable Securities), that the participation of management would adversely affect the marketability or offering price of the securities being sold in such registration, it being understood that the Company will include in such registration that number of shares of the Management Stockholders, if any, which can be sold in such offering without adversely affecting the marketability or offering price of the other securities to be sold in such registration. In the event of any such determination under this Section 1.5, the Company shall give the affected holders of Registrable Securities notice of such determination and in lieu of the notice otherwise required under Sections 1.1 or 1.2, as the case may be. The Kelso Parties shall use their commercially reasonable best efforts to persuade the managing underwriter not to make or to minimize the determination set forth in the second preceding sentence of this Section 1.5.

1.6   No Company Initiated Registration. After receipt of notice of a requested registration pursuant to Section 1.1 or 1.2, the Company shall not initiate, without the consent of the Kelso Parties, in the case of Section 1.1 or RLB in the case of Section 1.2, a registration of the offer and sale of any of its equity securities for its own account until 90 days after such registration has been terminated or declared effective (unless advised by the managing underwriter that a longer period, not to exceed 180 days, is required, or such shorter period as the managing underwriter for any underwritten offering may agree), except for transactions of a type described in clauses (iii) and (iv) of Section 5(b).

2.   Incidental Registrations. If the Company at any time proposes to register the offer and sale of any of its equity securities under the Securities Act (other than pursuant to (x) an employee equity compensation plan, including an option plan, or (y) an acquisition, strategic or business combination transaction), then the Company will give prompt written notice to all holders of Registrable Securities regarding such

proposed registration. Upon the written request of any such holder made within 15 days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by such holder and the intended method or methods of disposition thereof), the Company will use its best efforts to effect, in connection with such proposed registration by the Company, the registration under the Securities Act of the offer and sale of such Registrable Securities on a pro rata basis (based on the number of Registrable Securities owned by each holder of Registrable Securities) in accordance with such intended method or methods of disposition, provided that:

(a)   (i) if such registration shall be in connection with an IPO, the Company shall not include any Registrable Securities in such proposed registration if the Board shall have determined, after consultation with the managing underwriter for such offering, that it is not in the best interests of the Company to include any Registrable Securities in such registration and (ii) the Company shall not include any Registrable Securities of any Management Stockholder in any proposed registration pursuant to this Section 2 to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banker) shall determine in good faith that the participation of such Management Stockholder would adversely affect the offering and provided, further, that in the event of any such determination under subsection (i) or (ii), the Company shall give the affected holders of Registrable Securities notice of such determination and in lieu of the notice otherwise required by the first paragraph of this Section 2. The Company shall use its commercially reasonable best efforts to persuade the managing underwriter not to make or to minimize the determination set forth in the preceding sentence of this 2(a);

(b)   if, at any time after giving written notice (pursuant to this Section 2) of its intention to register the offer and sale of equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register the offer and sale of such equity securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, shall not be obligated to register the offer and sale of any Registrable Securities in connection with such registration (but shall nevertheless pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of the Kelso Parties, on behalf of the Kelso Group, or RLB to request that a registration be effected under Section 1.1 or 1.2, as the case may be;

(c)   if, in connection with a registration pursuant to this Section 2, the managing underwriter of such registration (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing (with a copy to each holder of Registrable Securities requesting registration thereof) that the number of securities requested and otherwise proposed to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the offering price, then in the case of any registration pursuant to this Section 2, the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering without such material adverse effect, first, the securities, if any, being sold by the Company in such registration for its own account and <u>second</u>, the Registrable Securities of the Kelso Group, the Third Party Investors and the Management Stockholders being sold by them in such registration pursuant to this Section 2, on a <u>pro rata</u> basis (based on the number of shares of Registrable Securities owned by each holder of Registrable Securities);

(d)   the Company will pay all Registration Expenses in connection with each registration of the offer and sale of Registrable Securities requested pursuant to this Section 2, including the reasonable fees and expenses of one counsel selected by the Management Stockholders by a majority vote (and reasonably acceptable to the Company) to represent the Management Stockholders and the Third Party Investors; <u>provided</u>, <u>however</u>, that if such counsel has a conflict of interest that would prevent such counsel from representing both the Management Stockholders and the Third Party Investors, the Company will pay all Registration Expenses in connection with each registration of the offer and sale of Registrable Securities requested pursuant to this Section 2, including the reasonable fees and expenses of one counsel selected by the Management Stockholders by a majority vote (and reasonably acceptable to the Company) to represent the Management Stockholders and one counsel selected by the Third Party Investors by a majority vote (and reasonably acceptable to the Company) to represent the Third Party Investors; <u>provided</u>, <u>further</u>, that each seller of Registrable Securities shall pay all Registration Expenses to the extent required to be paid by such seller under applicable law and all underwriting discounts and commissions and transfer taxes, if any. No registration effected under this Section 2 shall relieve the Company from its obligation to effect registrations under Sections 1.1 and 1.2;

(e)   notwithstanding the intended method or methods specified by a holder of Registrable Securities, in the event that the registration giving rise to the registration rights in this Section 2 is to be effected pursuant to an underwritten offering, then such method of distribution shall be pursuant to such underwritten offering and in the event that the registration giving rise to the registration rights in this Section 2 is to be effected pursuant to a "shelf" registration, then such method of distribution shall be pursuant to such "shelf" registration, and the duration thereof shall not be longer than that of such "shelf" registration.

(f)   the Company shall have no obligation under this Section 2 to use its best efforts to effect any registration of any shares of Registrable Securities which any Third Party Investor or Management Stockholder (other than RLB) has requested be registered, unless shares of Registrable Securities owned by members of the Kelso Group shall be included in such registration or unless the Kelso Parties determine otherwise;

(g)   the Company shall not be required to effect any registration of Registrable Securities under this Section 2 incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock option or other executive or employee benefit or compensation plans; and

(h)   in the event of an underwritten IPO covering shares of Common Stock for the account of the Company, the Kelso Parties shall have the right by written notification to the Company at any time to convert such registration into a registration of shares of Registrable Securities pursuant to and governed by the provisions of Section 2.

3.   Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of the offer and sale of any Registrable Securities under the Securities Act as provided in Sections 1.1, 1.2 and 2, the Company will promptly:

(a)   prepare, and as soon as practicable, but in any event within 60 days thereafter, file with the Commission, a registration statement with respect to the offer and sale of such Registrable Securities, make all required filings with the NASD or applicable securities exchange and use its best efforts to cause such registration statement to become effective as soon as practicable;

(b)   prepare and promptly file with the Commission such amendments and post-effective amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for so long as is required to comply with the provisions of the Securities Act and to complete the disposition of all securities covered by such registration statement in accordance with the intended method or methods of disposition thereof, but in no event for a period of more than six months after such registration statement becomes effective;

(c)   furnish copies of all documents proposed to be filed with the Commission in connection with such registration to (i) (x) counsel selected by the Kelso Parties in the case of a registration pursuant to Section 1.1, (y) counsel selected by RLB in the case of registration pursuant to Section 1.2 and (z) in all other circumstances, counsel selected by the Kelso Parties and, if different, counsel selected by the holders of a majority of the Registrable Securities to be sold in such registration, and, in each case, which counsel may also be counsel to the Company and (ii) each seller of Registrable Securities (or in the case of the initial filing of a registration statement, within five business days of such initial filing) and such documents shall be subject to the review of any such counsel referred to in clause (i) above. The Company shall not file any registration statement or any amendment or post-effective amendment or supplement to such registration statement or the prospectus used in connection therewith to which such counsel shall have reasonably objected in writing on the grounds that such amendment or supplement does not comply (explaining why) in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

(d)   furnish to each seller of Registrable Securities, without charge, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and documents filed therewith) and such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller in accordance with the intended method or methods of disposition thereof;

(e)   use its best efforts to register or qualify such Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition of such Registrable Securities in such jurisdictions in accordance with the intended method or methods of disposition thereof, provided that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, subject itself to taxation in any jurisdiction wherein it is not so subject, or take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject;

(f)   use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(g)   furnish to the Kelso Parties, on behalf of the Kelso Group, and to RLB, if requested by him in connection with a registration pursuant to Section 1.2:

(i)   an opinion of counsel for the Company experienced in securities law matters, dated the effective date of the registration statement (and, if such registration includes an underwritten public offering, the date of the closing under the underwriting agreement); and

(ii)   a "comfort" letter (unless the registration is pursuant to Section 2 and such a letter is not otherwise being furnished to the Company), dated the effective date of such registration statement (and if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have issued an audit report on the Company's financial statements included in the registration statement,

covering such matters as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities and such other matters as Kelso or RLB, as applicable, may reasonably request;

(h)   notify each seller of any Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event or existence of any fact as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and, as promptly as is practicable, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i)   otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement of the Company (in form complying with the provisions of Rule 158 under the Securities Act) covering the period of at least 12 months, but not more than 18 months, beginning with the first month after the effective date of such registration statement;

(j)   notify each seller of any Registrable Securities covered by such registration statement (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose and (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any of such purposes;

(k)   use every reasonable effort to obtain the lifting of any stop order that might be issued suspending the effectiveness of such registration statement at the earliest possible moment;

(l)   use its best efforts (i) (A) to list such Registrable Securities on any securities exchange on which the equity securities of the Company are then listed or, if no such equity securities are then listed, on an exchange selected by the Company, if such listing is then permitted under the rules of such exchange, or (B) if such listing is not practicable, to secure designation of such securities as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 under the Exchange Act or, failing that, to secure NASDAQ authorization for such Registrable Securities, and, without limiting the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD, and (ii) to provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement and to instruct such transfer agent (A) to release any stop transfer order with respect to the certificates with respect to the Registrable Securities being sold and (<u>B</u>) to furnish certificates without restrictive legends representing ownership of the shares being sold, in such denominations requested by the sellers of the Registrable Securities or the lead underwriter;

(m)   enter into such agreements and take such other actions as the sellers of Registrable Securities or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for, and participating in, such number of "road shows" and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition;

(n)   furnish to any holder of such Registrable Securities such information and assistance as such holder may reasonably request in connection with any "due diligence" effort which such seller deems appropriate; and

(o)   use its best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

As a condition to its registration of the offer and sale of Registrable Securities of any prospective seller, the Company may require such seller of any Registrable Securities as to which any registration is being effected to execute powers-of-attorney, custody arrangements and other customary agreements appropriate to facilitate the offering and to furnish to the Company such information regarding such seller, its ownership of Registrable Securities and the disposition of such Registrable Securities as the Company may from time to time reasonably request in writing and as shall be required by law in connection therewith. Each such holder agrees to furnish promptly to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such holder not materially misleading.

The Company agrees not to file or make any amendment to any registration statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, which refers to (in a capacity as a selling stockholder) any seller of any Registrable Securities covered thereby by name, or otherwise identifies such seller as the holder of any Registrable Securities, to which counsel to the sellers may reasonably object, without the prior written consent of such seller, which consent shall not be unreasonably withheld.

Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(h), such holder will promptly discontinue such holder's disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(h). If so directed by the Company, each holder of Registrable Securities will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, in such holder's possession of the prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Company shall give any such notice, the period mentioned in Section 3(a) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 3(h).

4.   Underwritten Offerings.

4.1   Underwriting Agreement. If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 1.1, 1.2 or 2, the Company shall enter into an underwriting agreement with the underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the underwriters and to the Kelso Parties (unless the Kelso Group is not participating in such registration, in which case, the holders of a majority of the Registrable Securities to be distributed by such underwriter). Any such underwriting agreement shall contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in agreements of this type, including, without limitation, indemnities to the effect and to the extent provided in Section 8. The holders of all of the Registrable Securities to be distributed by such underwriter shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the agreements on the part of, the Company to and for the benefit of such underwriters be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall also be conditions precedent to the obligations of such holders of Registrable Securities. No underwriting agreement (or other agreement in connection with such offering) shall require the members of the Kelso Group, the Management Stockholders or the Third Party Investors in their respective capacities as stockholders and/or controlling persons, to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder, the ownership of such holder's Registrable Securities and such holder's intended method or methods of disposition and any other representation required by law or to furnish any indemnity to any Person which is broader than the indemnity furnished by such holder pursuant to Section 8.2. No holder of Registrable Securities shall have the right not to enter into an underwriting agreement described in this Section 4.1 unless it shall have notified the Company prior to any "road show" for such offering or, if no such "road show" is contemplated, prior to such time as the Company may reasonably determine.

4.2   Selection of Underwriters. If the Company at any time proposes to register any of its securities under the Securities Act for sale for its own account pursuant to an underwritten offering, the Company will have the right to select the managing underwriter (which shall be of nationally recognized standing) to administer the offering; provided, however, that any selection must be approved by the Kelso Parties, on behalf of the Kelso Group, if the Kelso Group at such time owns at least 10% of the number of shares of Company Stock they own on the date hereof. Notwithstanding the foregoing

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sentence, whenever (i) a registration requested pursuant to Section 1.1 is for an underwritten offering, the Kelso Parties, on behalf of the Kelso Group, will have the right to select the managing underwriter (which shall be of nationally recognized standing) to administer the offering, and (ii) whenever a registration requested under Section 1.2 is for an underwritten offering, RLB shall have the right to select the managing underwriter (which shall be of nationally recognized standing), but only with the approval of the Kelso Parties and the Company, such approval not to be unreasonably withheld.

4.3   Block Sales. If the Kelso Group, as part of a plan of distribution pursuant to an offer and sale of Registrable Securities under Section 1.1 hereof, effects a registered block sale with one or more market professionals, each of RLB and Daroth shall have the right to participate in such a sale on a pro rata basis with the Kelso Group (such percentage to be computed based on the number of Registrable Securities owned by each such Stockholder).

5.   Holdback Agreements.

(a)   If and whenever the Company proposes to register the offer and sale of any of its equity securities under the Securities Act for its own account (other than pursuant to (x) an employee equity compensation plan, including an option plan, or (y) an acquisition, strategic or business combination transaction) or is required to use its best efforts to effect the registration of the offer and sale of any Registrable Securities under the Securities Act pursuant to Section 1.1, 1.2 or 2, each holder of Registrable Securities agrees by acquisition of such Registrable Securities not to effect any sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, or to request registration under Section 1.1 or 1.2, as the case may be, of any Registrable Securities within seven days prior to and 90 days (unless advised by the managing underwriter that a longer period, not to exceed 180 days, is required, or such shorter period as the managing underwriter for any underwritten offering may agree) after the effective date of the registration statement relating to such registration, except as part of such registration or, in the case that the offer and sale of Registrable Securities above is underwritten or is a registered block sale effected by the Kelso Group, then only except as part of such underwritten sale or block sale. If requested by such managing underwriter, each holder of Registrable Securities agrees to execute an agreement to such effect with the Company and consistent with such managing underwriter's customary form of holdback agreement.

(b)   The Company agrees not to effect any sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities within seven days prior to and 90 days (unless advised in writing by the managing underwriter that a longer period, not to exceed 180 days, is required, or such shorter period as the managing underwriter for any underwritten offering may agree) after the effective date of any registration statement filed pursuant to Section 1.1 or 1.2 (except (i) as part of such registration, (ii) as permitted by the related underwriting, (iii) pursuant to an employee equity compensation plan, including an option plan, or (iv) pursuant to an acquisition, strategic or business combination transaction. In addition, upon the request of the managing underwriter, the Company shall use its best efforts to cause each holder (other than any holder already subject to Section 5(a)) of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities, whether outstanding on the date of this Agreement or issued at any time after the date of this Agreement (other than any such securities acquired in a public offering), to agree not to effect any such sale or distribution of such securities during such period, except as part of any such registration if permitted, and to cause each such holder to enter into an agreement to such effect with the Company and consistent with such managing underwriter's customary form of holdback agreement.

6.   Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering the offer and sale of Registrable Securities under the Securities Act, the Company will give counsel to the holders of such Registrable Securities so to be registered the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give such counsel access to the financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries and opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued audit reports on its financial statements in each case as shall be reasonably requested by such counsel in connection with such registration statement.

7.   No Grant of Future Registration Rights. The Company shall not grant any other demand or incidental registration rights to any other Person without the prior written consent of the Kelso Parties, so long as the Kelso Group continues to own at least 10% of the number of shares of Company Stock that the Kelso Group owns on the date hereof. If the Company grants any other demand registration rights to any other person, RLB shall have the same participation rights in such registration as the members of the Kelso Group.

8.   Indemnification.

8.1   Indemnification by the Company. In the event of any registration of the offer and sale of any Registrable Securities pursuant to this Agreement, the Company will indemnify, defend and hold harmless (a) each seller of such Registrable Securities, (b) the directors, members, stockholders, officers, partners, employees, agents and Affiliates of such seller, (c) each Person who participates as an underwriter in the offering or sale of such securities and (d) each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) any of the foregoing against any and all losses, claims, damages or liabilities (or actions or proceedings in respect thereof), jointly or severally, directly or indirectly, based upon or arising out of (i) any untrue statement or alleged untrue statement of a fact contained in any registration statement under which the offer and sale of such Registrable Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein or used in connection with the offering of securities covered thereby, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state a fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse each such indemnified party for any legal or any other expenses reasonably incurred by them in connection with enforcing its rights hereunder or under the underwriting agreement entered into in connection with such offering or investigating, preparing, pursuing or defending any such loss, claim, damage, liability, action or proceeding, except insofar as any such loss, claim, damage, liability, action, proceeding or expense arises out of or is based upon an untrue statement or omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such seller expressly for use in the preparation thereof. Such indemnity shall remain in full force and effect, regardless of any investigation made by such indemnified party and shall survive the transfer of such Registrable Securities by such seller. If the Company is entitled to, and does, assume the defense of the related action or proceedings provided herein, then the indemnity agreement contained in this Section 8.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed).

8.2 <u>Indemnification by the Sellers</u>. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 1.1, 1.2 or 2 that the Company shall have received an undertaking satisfactory to it from each of the prospective sellers of such Registrable Securities to indemnify and hold harmless, severally, not jointly, in the same manner and to the same extent as set forth in Section 8.1, the Company, its directors, officers, employees, agents and each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Company with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller in such seller's capacity as a selling stockholder expressly for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. The Company and the holders of the Registrable Securities hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such holders, the only information furnished or to be furnished to the Company by such holders in their capacities as selling stockholders for use in any registration statement or prospectus relating to the Registrable Securities or in any amendment, supplement or preliminary materials associated therewith are statements specifically relating to (<u>a</u>) transactions between such holder and its Affiliates, on the one hand, and the Company, on the other hand, (<u>b</u>) the beneficial ownership of shares of Common Stock by such holder and its Affiliates and (<u>c</u>) the name and address of such holder. If any additional information about such holder or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such holder shall not unreasonably withhold its agreement referred to in the immediately preceding sentence of this Section 8.2. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such Registrable Securities by such seller. The indemnity agreement contained in this Section 8.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of such seller (which consent shall not be unreasonably withheld or delayed). The indemnity provided by each seller of Registrable Securities under this Section 8.2 shall be limited in amount to the net amount of proceeds actually received by such seller from the sale of Registrable Securities pursuant to such registration statement.

8.3   Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 8, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action or proceeding, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 8, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate therein and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof except for the reasonable fees and expenses of any counsel retained by such indemnified party to monitor such action or proceeding. Notwithstanding the foregoing, if such indemnified party reasonably determines, based upon advice of independent counsel, that a conflict of interest may exist between the indemnified party and the indemnifying party with respect to such action and that it is advisable for such indemnified party to be represented by separate counsel, such indemnified party may retain other counsel, reasonably satisfactory to the indemnifying party, to represent such indemnified party, and the indemnifying party shall pay all reasonable fees and expenses of such counsel. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of such indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

8.4   Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 8 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration (other than under the Securities Act) or other qualification of such

Registrable Securities under any federal or state law or regulation of any governmental authority.

8.5   Indemnification Payments. Any indemnification required to be made by an indemnifying party pursuant to this Section 8 shall be made by periodic payments to the indemnified party during the course of the action or proceeding, as and when bills are received by such indemnifying party with respect to an indemnifiable loss, claim, damage, liability or expense incurred by such indemnified party.

8.6   Other Remedies. If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, other than by reason of the exceptions provided therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities, actions, proceedings or expenses in such proportion as is appropriate to reflect the relative benefits to and faults of the indemnifying party on the one hand and the indemnified party on the other in connection with the offering of Registrable Securities (taking into account the portion of the proceeds of the offering realized by each such party) and the statements or omissions or alleged statements or omissions which resulted in such loss, claim, damage, liability, action, proceeding or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statements or omissions. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding the provisions of this Section 8, no indemnifying party shall be required to contribute pursuant to this Section 8 any amount in excess of the sum of (i) any amounts paid pursuant to Section 8 and (ii) net proceeds received and retained by such indemnifying party from the sale of its Registrable Securities covered by the registration statement filed pursuant hereto, it being understood that (x) net proceeds, in the case of the Kelso Group, the Management Stockholders and the Third Party Investors, shall be calculated, if the Kelso Group so elects, after (1) in the case of the Kelso Group, deducting therefrom the price paid by the Kelso Group or its affiliates to acquire the equity securities of the Company pursuant to the Recapitalization Agreement and the Exchange Agreements, (2) in the case of the Management Stockholders, deducting therefrom the price paid by the Management Stockholders to acquire the equity securities of the Company pursuant to the Recapitalization Agreement and the Exchange Agreements or pursuant to the exercise of options (which price, in any event, shall be deemed to be equal to the Redemption Consideration (as defined in the Recapitalization Agreement)), and (3) in the case of the Third Party Investors, deducting therefrom the price paid by the Third Party Investors or its affiliates to acquire the equity securities of the Company and (y) insofar as such net proceeds have been distributed by any indemnifying party to its partners, stockholders or members, the amount of such indemnifying party's contribution hereunder shall be limited to the net proceeds which it actually recovers from its partners, stockholders or members based upon their relative fault and that to the extent that such indemnifying party has not distributed such net proceeds, the amount such indemnifying party's contribution hereunder shall be limited by the percentage of such net proceeds which corresponds to the percentage equity interests in such indemnifying party held by those of its partners, stockholders or members who have been determined to be at fault. No party shall be liable for contribution under this Section 8.6 except to the extent and under such circumstances as such party would have been liable for indemnification under this Section 8 if such indemnification were enforceable under applicable law.

9.	Representations and Warranties. Each Stockholder represents and warrants to the Company and each other Stockholder that:

(i)	such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is a corporation, limited liability company or limited partnership, all corporate, limited liability company or limited partnership power and authority, as the case may be) to execute, deliver and perform this Agreement;

(ii)	in the case of a Stockholder that is a corporation, limited liability company or limited partnership, the execution, delivery and performance of this Agreement by such Stockholder has been duly and validly authorized and approved by all necessary corporate, limited liability company or limited partnership action, as the case may be;

(iii)	this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally and general principles of equity; and

(iv)	the execution, delivery and performance of this Agreement by such Stockholder does not and will not violate the terms of or result in the acceleration of any obligation under (A) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound or (B) in the case of a Stockholder that is a corporation, limited liability company or limited partnership, the certificate of incorporation, certificate of formation, certificate of limited partnership, by-laws, limited liability company agreement or limited partnership agreement, as the case may be.

10.	Definitions. For purposes of this Agreement, the following terms shall have the following respective meanings:

Affiliate: a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

Board: the board of directors of the Company.

Commission: the Securities and Exchange Commission.

Common Stock: the Class A Common Stock of the Company, par value $1.00 per share.

Daroth: shall mean Daroth Investors LLC (or its Permitted Transferees (as defined in the Stockholders Agreement)) for so long as Daroth Investors LLC (or its Permitted Transferees) is a Third Party Investor.

Exchange Act: the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

IPO: as defined in the Stockholders Agreement.

Kelso Group: as defined in the Stockholders Agreement.

NASD: National Association of Securities Dealers, Inc.

NASDAQ: the Nasdaq National Market.

Permitted Transferee: as defined in Section 11.2 herein.

Person: an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Registrable Securities: the shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) by the Kelso Group, the Third Party Investors, the Management Stockholders or the Permitted Transferees. As to any particular shares of Common Stock, such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) a registration statement on Form S-8 with respect to the resale of such securities shall have become effective under the Securities Act, (iii) they shall have been sold to the public pursuant to Rule 144 under the Securities Act, (iv) they shall have been otherwise transferred other than to a Permitted Transferee or a member of the Kelso Group and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force or (v) they shall have ceased to be outstanding.

Registration Expenses: all expenses incident to the Company's performance of or compliance with any registration pursuant to this Agreement, including, without limitation, (i) registration, filing and NASD fees, (ii) fees and expenses of complying with securities or blue sky laws, (iii) fees and expenses associated with listing securities on an exchange or NASDAQ, (iv) word processing, duplicating and printing expenses, (v) messenger and delivery expenses, (vi) transfer agents', trustees', depositories', registrars' and fiscal agents' fees, (vii) fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters, (viii) reasonable fees and disbursements of any one counsel retained by the sellers of Registrable Securities, which counsel shall be designated in the manner specified in Section 3(c) and (ix) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any.

RLB: shall have the meaning specified in the Stockholders Agreement.

Securities Act: the Securities Act of 1933 or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

Series B Preference Stock: the series B convertible preference stock, par value $1.00 per share, of the Company.

Stockholders Agreement: as defined in the Preamble of this Agreement.

11.   Miscellaneous.

11.1   Rule 144, etc. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act relating to any class of equity securities, the Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

11.2   Successors, Assigns and Transferees. This Agreement shall be binding upon and insure to the benefit of the parties hereto and their respective successors and permitted assigns under this Section 11.2. Provided that an express assignment shall have been made, and the assignee has executed a joinder agreement agreeing to be bound by all of the assignor's obligations hereunder, including, without limitation, Section 5 hereof, copies of which shall have been delivered to the Company, the provisions of this

Agreement which are for the benefit of a holder of Registrable Securities shall be for the benefit of and enforceable by any subsequent holder of any Registrable Securities, provided that such transferee acquires such Registrable Securities in accordance with the terms of the Stockholders' Agreement **("Permitted Transferees")**. Notwithstanding anything herein to the contrary, each Management Stockholder must exercise all rights hereunder on behalf of any of its Permitted Transferees, if applicable, and all other parties hereto shall be entitled to deal exclusively with the Management Stockholder and rely on the consent, waiver or any other action by the Management Stockholder as the consent, waiver or other action, as the case may be, of any such Permitted Transferees of such Management Stockholder.

11.3   Stock Splits. Each holder of Registrable Securities agrees that it will vote to effect a stock split, reverse stock split, or combination, or recapitalization having a similar effect, with respect to any Registrable Securities in connection with any registration of any Registrable Securities hereunder, or otherwise, if the managing underwriter shall advise the Company in writing (or, in connection with an offering that is not underwritten, if an investment banker shall advise the Company in writing) that in its opinion such a stock split, reverse stock split, recapitalization or combination would facilitate or increase the likelihood of success of the offering. The Company shall cooperate in all respects in effecting any such stock split, reverse stock split, recapitalization or combination.

11.4   Amendment and Modification. This Agreement may be amended, modified or supplemented by the Company with the written consent of the Kelso Parties and a majority (by number of shares) of any other holders of Registrable Securities whose interests would be adversely affected by such amendment.

11.5   Additional Management Stockholder. Notwithstanding anything in this Agreement to the contrary, the Company may, only with the consent of the Kelso Parties, admit additional Management Stockholders to this Agreement and amend Schedule 1 accordingly, provided that (a) any such Management Stockholder(s) holds Registrable Securities, (b) has become a party to the Stockholders Agreement and (c) has executed and delivered a joinder agreement and such other agreements or documents as may reasonably be requested by the Company and the Kelso Parties.

11.6   Governing Law. This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the State of Delaware, without giving effect to the choice of law principles thereof.

11.7   Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

11.8 <u>Notices</u>. All notices, requests, demands, letters, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (<u>a</u>) delivered personally, (<u>b</u>) mailed, certified or registered mail with postage prepaid, (<u>c</u>) sent by next-day or overnight mail or delivery or (<u>d</u>) sent by fax, as follows:

    (i)   If to the Company, to it at:

        Nortek Holdings, Inc.
        50 Kennedy Plaza
        Providence, RI 02903
        Attention: Kevin W. Donnelly and Richard L. Bready
        Telephone: 401-751-1600
        Facsimile: 401-751-4610

        with a copy to:

        Kelso & Company, L.P.
        320 Park Avenue, 24th Floor
        New York, New York 10022
        Attention: James J. Connors, II
        Telephone: (212) 751-3939
        Facsimile: (212) 223-2379

    (ii)   If to a Management Stockholder, as listed on the signature page hereto, or, if not so listed, to it at its address as reflected in the stock records of the Company, or as such Management Stockholder shall designate to the Company in writing, with a copy to Kelso at its address indicated below (provided that any such designation shall be effective only upon receipt thereof).

    (iii)   If to a member of the Kelso Group, to it at:

        c/o Kelso & Company, L.P.
        320 Park Avenue, 24th Floor
        New York, New York 10022
        Attention: James J. Connors, II
        Telephone: (212) 751-3939
        Facsimile: (212) 223-2379

    (iv)   If to a Third Party Investor, as listed on the signature page hereto, or, if not so listed, to it at its address as reflected in the stock records of the Company, or as such Third Party Investor shall designate to the Company in writing, with a copy to Kelso at its

address indicated above (provided that any such designation shall
be effective only upon receipt thereof).

or to such other person or address as any party shall specify by notice in writing to the Company. All such notices, requests, demands, letters, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the fifth business day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by fax, on the next day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail.

11.9   Headings; Execution in Counterparts. The headings and captions contained herein are for convenience and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

11.10   Injunctive Relief. Each of the parties recognizes and agrees that money damages may be insufficient and, therefore, in the event of a breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which such party may have.

11.11   Term. This Agreement shall be effective as of the date hereof and shall continue in effect thereafter until the earlier of (a) its termination by the consent of the parties hereto or their respective successors in interest and (b) the date on which no Registrable Securities remain outstanding.   No termination of this Agreement shall effect any indemnification obligations hereunder arising prior to such termination.

11.12   Further Assurances. Subject to the specific terms of this Agreement, each of the Company and the Stockholders shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

11.13   Entire Agreement. This Agreement, together with the Stockholders' Agreement and the Exchange Agreements (as defined in the Stockholders' Agreement), is intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of their agreement and understanding in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

11.14   Company Stock. All references herein to a number or percentage of shares of Common Stock or Company Stock held by a Person shall be calculated by treating the shares of Common Stock underlying all shares of Series B Preference Stock as being outstanding (regardless of whether such shares could be converted into Common Stock at such time).

11.15   <u>Release from Transfer Restrictions.</u> Notwithstanding anything contained in this Agreement or the Stockholders Agreement to the contrary, to the extent that any Registrable Securities owned by the Third Party Investors could be sold under Rule 144(k) of the Securities Act, such Registrable Securities may be sold irrespective of any restrictions on transfer (including, without limitation, any holdback provisions) contained in this Agreement or the Stockholders Agreement and all rights and obligations of the Third Party Investors under this Agreement shall terminate, other than (i) the Third Party Investor's rights and obligations under Section 8 of this Agreement in respect of any registration that occurred prior to the date of such termination and (ii) the Third Party Investor's rights and obligations under Sections 11.2, 11.4, 11.6, 11.7, 11.10 and 11.12.

IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto, and shall be effective as of the date first above written.

NORTEK HOLDINGS, INC.

By: /s/ Richard L. Bready
    Name: Richard L. Bready
    Title: Chairman

NORTEK, INC.

By: /s /Richard L. Bready
    Name: Richard L. Bready
    Title: Chairman

KELSO INVESTMENT
ASSOCIATES VI, L.P.

By: Kelso GP VI, LLC,
    its General Partner

By: /s/ Philip E. Berney
    Name: Philip E. Berney
    Title: Managing Member

KEP VI, LLC

By: /s/ Philip E. Berney
    Name: Philip E. Berney
    Title: Managing Member

KELSO NORTEK
INVESTORS, LLC

By: Kelso GP VI, LLC, its
    Managing Member

By: /s/ Philip E. Berney
    Name: Philip E. Berney
    Title: Managing Member

Management Stockholders

By: /s/ Richard L. Bready
Name: Richard L. Bready

By: /s/Almon C. Hall
Name: Almon C. Hall

By: /s/ Edward J. Cooney
Name: Edward J. Cooney

By: /s/ Kevin W. Donnelly
Name: Kevin W. Donnelly

By: /s/ Bruce E. Fleming
Name: Bruce E. Fleming

By: /s/ Robert E.G. Ractliffe
Name: Robert E.G. Ractliffe

By: /s/ David J. Lagrand
Name: David J. Lagrand

By: /s/ Lee D. Meyer
Name: Lee D. Meyer

By: /s/ David J. Huntley
Name: David J. Huntley

By: /s/ Grant D. Rummell
Name: Grant D. Rummell

By: /s/ David B. Hiley
Name: David B. Hiley

By: /s/ Sham S. Ahmed
Name: Sham S. Ahmed

By: /s/ Michael H. Botelho
Name: Michael H. Botelho

By: /s/ Bradley J. Campbell
Name: Bradley J. Campbell

By: /s/ John T. Forbis
Name: John T. Forbis

By: /s/ William C. Kormeier
Name: William C. Kormeier

By: /s/ Theodore F. Martin
Name: Theodore F. Martin

By: /s/ Joseph M. McHugh
Name: Joseph M. McHugh

By: /s/ Michael T. Nix
Name: Michael T. Nix

By: _____
Name: Delroy J. Richter

By: /s/Michael J. Sharon
Name: Michael J. Sharon

By: /s/ Dan C. Stottlemyre
Name: Dan C. Stottlemyre

By: /s/ Philip R. Strauss
Name: Philip R. Strauss

By: /s/James J. Zingg
Name: James J. Zingg

By: /s/George A. Halko
Name: George A. Halko

Third Party Investors

MAGNETITE ASSET INVESTORS III L.L.C.

By: BLACKROCK FINANCIAL MANAGEMENT, INC.
 As Managing Member

By: /s/Dennis M. Schaney
Name: Dennis M. Schaney

RGIP, LLC

By: /s/Bradford R. Malt
Name: Bradford R. Malt

DAROTH INVESTORS LLC

By: /s/Peter H. Rothschild
Name: Peter H. Rothschild

Richard L. Bready
Almon C. Hall
Edward J. Cooney
Kevin W. Donnelly
Bruce E. Fleming
Robert E.G. Ractliffe
David J. Lagrand
Lee D. Meyer
David J. Huntley
Grant D. Rummell
David B. Hiley
Sham S. Ahmed
Michael H. Botelho
Bradley J. Campbell
John T. Forbis
William C. Kormeier
Theodore F. Martin
Joseph M. McHugh
Michael T. Nix
Michael J. Sharon
Dan C. Stottlemyre
Philip R. Strauss
James J. Zingg
George A. Halko